Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

		For the nine months ended		For the years ended
		September 30,		December 31,
		2007	2006	2006	2005	2004	2003	2002
		(in millions)
1.	Income from continuing operations before income taxes	$1,078.2	$1,000.8	$1,328.7	$1,123.7	$879.1	$820.3	$371.5
2.	Interest expense	88.8	63.9	89.5	81.1	96.9	117.5	99.7
3.	Interest factor of rental expense	8.3	5.2	11.1	7.0	4.6	4.8	8.0
4.	Undistributed (income) loss from equity investees	(57.5)	(45.9)	(62.7)	(34.1)	(19.4)	(18.3)	4.3

5.	Earnings before interest credited on investment products	1,117.8	1,024.0	1,366.6	1,177.7	961.2	924.3	483.5
6.	Interest credited on investment products	730.6	664.8	901.1	832.2	763.7	735.7	743.4

7.	Earnings	$1,848.4	$1,688.8	$2,267.7	$2,009.9	$1,724.9	$1,660.0	$1,226.9

8.	Interest expense	$88.8	$63.9	$89.5	$81.1	$96.9	$117.5	$99.7
9.	Interest factor of rental expense	8.3	5.2	11.1	7.0	4.6	4.8	8.0
10.	Preferred stock dividends by registrant	24.7	24.7	33.0	17.7	—	—	—
11.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	—	—	1.2	0.4

12.	Fixed charges before interest credited on investment products	121.8	93.8	133.6	105.8	101.5	123.5	108.1
13.	Interest credited on investment products	730.6	664.8	901.1	832.2	763.7	735.7	743.4

14.	Fixed charges	$852.4	$758.6	$1,034.7	$938.0	$865.2	$859.2	$851.5

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	9.2	10.9	10.2	11.1	9.5	7.5	4.5
16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	2.2	2.2	2.2	2.1	2.0	1.9	1.4